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                                                                    EXHIBIT 23.2


The Directors
Adwest Automotive Plc
Woodley
Reading
Berkshire
RG5 4SN


18 June 1999


We consent to the incorporation by reference in the Registration Statements (Forms S-8 and S-8 POS both dated March 30, 1999) of Dura Automotive Systems, Inc, of our report dated 7 September 1998 in respect of the consolidated balance sheets of Adwest Automotive plc and its subsidiaries at 30 June 1998 and 30 June 1997 and the related consolidated profit and loss accounts, reconciliations of movements in shareholders' funds and consolidated cash flow statements for each of the years in the three year period ended 30 June 1998 which report appears in the Form 8-K/A of Dura Automotive Systems, Inc. dated 18 June 1999.

Yours faithfully



KPMG Audit Plc